UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 5)
VAUGHAN FOODS, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
92241M107

(CUSIP Number)
Russell C. Hansen
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, CA 94304
(650) 849-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92241M107

1.	NAMES OF REPORTING PERSONS Taylor Family Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7.	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8.	SHARED VOTING POWER

198,448

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

198,448

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,448

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%[1]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based upon 4,623,077 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2009.

1.	NAMES OF REPORTING PERSONS Bruce C. Taylor

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8.	SHARED VOTING POWER

198,448

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

198,448

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,448

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%[1]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Based upon 4,623,077 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2009.

     This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on April 3, 2009, as amended by Amendment No. 1 filed on June 1, 2009 and as further amended by Amendment No. 2 filed on July 22, 2009, Amendment No. 3 filed on November 25, 2009 and Amendment No. 4 filed on December 24, 20092 (as amended, the “Schedule 13D”) by the Reporting Persons relating to the common stock, par value $0.001 per share of Vaughan Foods, Inc., an Oklahoma corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.
Item 1. Security and Issuer
     This Amendment is being filed to report each of the Reporting Persons’ beneficial ownership of the Issuer’s Common Stock as of the filing date of this Amendment (the “Filing Date”). The principal executive offices of the Issuer are located at 216 N.E. 12th Street, Moore, OK 73160.
     The shares of the Issuer’s Common Stock reported herein as beneficially owned by Taylor Family Investments, LLC (“Taylor Investments”) consist of (i) the number of shares of the Issuer’s Common Stock owned directly by Taylor Investments and (ii) the number of shares of the Issuer’s Common Stock owned directly by Dorado Leasing, LLC (“Dorado Leasing”), a wholly owned subsidiary of Taylor Investments. Taylor Investments as the parent company of Dorado Leasing may be deemed to beneficially own shares of the Issuer’s Common Stock owned directly by Dorado Leasing. The shares of the Issuer’s Common Stock reported herein as beneficially owned by Bruce C. Taylor (“Mr. Taylor”) consist of (i) the number of shares of the Issuer’s Common Stock owned directly by Taylor Investments and (ii) the number of shares of the Issuer’s Common Stock owned directly by Dorado Leasing. Mr. Taylor is the sole Manager of Taylor Investments and of Dorado Leasing, and as such he may be deemed to beneficially own shares of the Issuer’s Common Stock owned directly by Taylor Investments and Dorado Leasing.
Item 3. Source and Amount of Funds or Other Consideration
     This item is not applicable. This Amendment reports sales of shares rather than purchases.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Interests of Reporting Persons and Others:
(1)	Taylor Investments:

As of the Filing Date, Taylor Investments had sole or shared beneficial ownership of 198,448 shares of the Issuer’s Common Stock. Of these 198,448 shares of Common Stock, Taylor Investments had (a) sole voting and sole dispositive power with respect to 0 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 198,448 shares of Common Stock. Of these 198,448 shares of Common Stock, (a) 74,073 are owned directly by Taylor Investments and (b) 124,375 are owned directly by Dorado Leasing, a wholly owned subsidiary of Taylor Investments. As the parent of Dorado Leasing, Taylor Investments may be deemed to have beneficial ownership of the shares owned directly by Dorado Leasing.

(2)	Mr. Taylor:

As of the Filing Date, Mr. Taylor had sole or shared beneficial ownership of 198,448 shares of the Issuer’s Common Stock. Of these 198,448 shares of Common Stock, Mr. Taylor had (a) sole voting and sole dispositive power with respect to 0 shares of Common Stock and (b) shared voting and shared dispositive power with respect to 198,448 shares of Common Stock. Of these 198,448 shares of Common Stock, (a) 74,073 are owned directly by Taylor Investments and (b) 124,375 are owned directly by Dorado Leasing. Mr. Taylor is the sole Manager of Taylor Investments and of Dorado Leasing, and as such Mr. Taylor may be deemed to have shared voting and shared dispositive power over the shares owned directly by Taylor Investments and Dorado Leasing.

[2]	Due to a clerical error, Amendment No. 4 was mistakenly filed under the Issuer’s prior CIK code and was resubmitted under the correct CIK code prior to the filing of this Amendment No. 5.

     (c) The following transactions in the Issuer’s Common Stock were effected by each of Taylor Investments and Dorado Leasing since the filing of Amendment No. 4 with the Securities and Exchange Commission:

Party Effecting					Description of
Transaction	Transaction Date	Shares Acquired	Shares Disposed	Price Per Share[3]	Transaction
Taylor Investments	12/31/2009	0	6,896	$0.55	Open Market Sale
Taylor Investments	1/05/2010	0	30,000	$0.52	Open Market Sale
Taylor Investments	1/05/2010	0	30,000	$0.50	Open Market Sale
     (e) The Reporting Persons ceased to beneficially own more than 5% of the Issuer’s Common Stock on January 5, 2010.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, dated April 3, 2009 (incorporated by reference from the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 3, 2009).

[3]	Exclusive of brokerage commissions and fees.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TAYLOR FAMILY INVESTMENTS, LLC

By:	/s/ Bruce C. Taylor	January 7, 2010

Name: Bruce C. Taylor
Title: Manager

BRUCE C. TAYLOR

/s/ Bruce C. Taylor		January 7, 2010

Bruce C. Taylor